UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 30 June 2022, prepared by WPP plc.

FOR IMMEDIATE RELEASE	30 June 2022

WPP PLC ("WPP")

WPP to acquire marketing technology leader Bower House Digital

WPP today announces it has agreed to acquire the business of Bower House Digital, a leading marketing technology services agency located in Australia.

Bower House Digital will join Ogilvy's global network, further strengthening its ability to deliver technology-driven marketing solutions for clients. Founded in 2017 by Bryan Dobson and Meg Quinn, it employs approximately 80 people across Australia and the Asia Pacific region.

The agency designs, builds and deploys digital experiences for clients including Aesop, Bunnings, Bupa, Target and Myer. It specialises in implementing Salesforce Marketing Cloud solutions and was awarded Salesforce's APAC Growth Partner of the Year in 2021.

The acquisition is aligned with WPP's accelerated growth strategy and focused M&A approach to build on existing digital experience capabilities. Over the past decade, WPP has grown into a global Platinum Salesforce partner with more than 7,000 practitioners across Marketing, Commerce, Experience, Loyalty, Analytics, Service and Sales Clouds.

Rose Herceg, WPP President, Australia and New Zealand, said: "Companies are seeking one integrated communications solution that combines creativity, technology and data. Bower House Digital's knowledge in marketing technology will further strengthen our digital expertise in Australia and New Zealand. I'm excited to welcome the Bower House Digital team and clients to WPP."

Andy Main, Global Chief Executive Officer at Ogilvy, added: "Bower House Digital has a dynamic team of experts with a track record of delivering truly personalised digital experiences for some of the world's most recognisable brands. We look forward to driving impact and fueling growth for our clients by scaling Bower House Digital's capabilities at the intersection of creativity, consultancy, production and operational services across our global network."

Bryan Dobson and Meg Quinn, Bower House Digital Co-founders, said: "Joining WPP and Ogilvy's global network represents the next stage in our growth. We are so proud of what our company has achieved, the culture we have created and the team we have assembled over the past five years. Fusing our digital marketing knowledge with the creative powers of Ogilvy will build even bigger and better opportunities for our people and clients."

Further information
Nadia Fidler, WPP, Australia & New Zealand
Nadia.fidler@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About Ogilvy
Ogilvy inspires brands and people to impact the world. We have been creating iconic, culture-changing, value-driving ideas for clients since David Ogilvy founded the company in 1948. We continue building on that rich legacy through our borderless creativity-operating, innovating, and creating at the intersection of talent and capabilities. Our experts in Advertising, Experience, Public Relations, Health, and Consulting work fluidly across 131 offices in 93 countries to bring forth world-class creative solutions for our clients. Ogilvy is a WPP company (NYSE: WPP). For more information, visit Ogilvy.com, and follow us on  LinkedIn, Twitter, Instagram, and Facebook.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 30 June 2022.	By: ______________________
Balbir Kelly-Bisla
Company Secretary